

Mail Stop 3030

February 19, 2009

Bobba Venkatadri
President and Chief Executive Officer
Trans-India Acquisition Corporation
300 South Wacker Drive, Suite 1000
Chicago, Illinois

Re: **Trans-India Acquisition Corporation**
      Revised Preliminary Proxy Statement on Schedule 14A
      Filed February 17, 2009
      File No. 1-33127

Dear Mr. Venkatadri:

      We have limited our review of your filing to the issues addressed in the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   You do not appear to have addressed the comment raised in prior comment 12, therefore we reissue the comment.

2.   We note that you reference February 18, 2009. Please update your disclosure regarding the mailing date of your proxy statement.

Bobba Venkatadri
Trans-India Acquisition Corporation
February 19, 2009
Page 2

 Selected Financial Data, page 13

3.   If you are not permitted by applicable rules to incorporate disclosure by reference, please revise the second sentence to remove the implication to the contrary.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement *from the company* acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: (by Facsimile) Cavas Pavri, Esq.